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                                                                       EXHIBIT A


KIRBY MCINERNEY & SQUIRE, LLP

ROBERT EMMET CURRY                                   830 THIRD AVENUE
DIRECT: (212) 699-1175                               NEW YORK CITY 10022
FACSIMILE: (212) 751-2540                                    ----------
E-MAIL: rcurry@kmslaw.com                            IRVING MALCHMAN, OF COUNSEL


                                 August 18, 2004


BY FEDERAL EXPRESS

Hollinger International Inc.
c/o Corporation Services Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

         Re: Demand to Inspect Books and Records

To Whom It May Concern:

         This office represents Tweedy Browne Global Value Fund, a record owner of 100 shares of common stock of Hollinger International Inc. (the Company) and an affiliate of Tweedy Browne Company, the beneficial owner of approximately 13 million shares of common stock of the Company.

         Pursuant to Section 220 of the Delaware General Corporation Law, we demand the right, for ourselves, our client and our co-counsel, Bouchard Margules & Friedlander, LLP, to inspect the following books and records of the Company, dating from January 1, 2002 to the present, and to make copies and extracts therefrom:

     1. Any documents which relate to the acquisition by the Company of contracts or binders of insurance (collectively, the "Insurance").

     2. Any documents which relate to the approval or authorization by the Board of Directors, and any of its committees, of the Company's obtaining and making payments for the Insurance, including, without limitation, the minutes of the Board of Directors and its committees and the materials provided to each in connection with such authorization.

         The purposes of this demand are (1) to enable us, our client, and our co-counsel to evaluate the impact of any Insurance on shareholder value, (2) to enable us, our client and our co-counsel to investigate whether any Company officers, directors or employees have breached their fiduciary duties or their duties of loyalty to the Company, and (3) to enable us, our client and our co-counsel to evaluate whether a valid basis exists to bring a stockholder action to challenge any breach of fiduciary duty or breach of duty of loyalty to the Company.



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         Certain of the materials demanded herein have been requested from Paul,
Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, by this office on numerous occasions, orally and in writing, commencing in early June of this year. Therefore, we anticipate that the Company's response to this Demand will be made, as required by statute, within the next five days. Please advise me as promptly as practicable when and where the items demanded above will be available for inspection.

         If you have any questions or comments, kindly call me,


                                            Very truly yours,

                                            Robert E. Curry, Jr.

                                      By:   /s/ ROBERT E. CURRY, JR.
                                            ------------------------------------


Signed and sworn to before me on this 18th

day of August, 2004 by Robert E. Curry, Jr.


/s/ MARIANNE SADECKI
-------------------------------------------
               Notary Public


              MARIANNE SADECKI
      NOTARY PUBLIC STATE OF NEW YORK
              NO. 14-4869982
       QUALIFIED IN DUTCHESS COUNTY
     COMMISSION EXPIRES SEPT. 8, 2006


cc:  Robert N. Kravitz, Esq.
     Paul, Weiss, Rifkind, Wharton & Garrison